Exhibit 99.4

Glass House Brands Reports Second Quarter 2021 Financial Results

--Net Revenue Increased 62% Year-over-Year

--Generates Sustained Positive Adjusted EBITDA

--Conference Call to be Held August 17, 2021 at 8:00 a.m. EDT

LONG BEACH, CA and TORONTO, August 16, 2021 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U), one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S. today reported financial results for its second quarter ending June 30, 2021 (“Q2 2021”).

Second Quarter 2021 Financial Highlights

(Unless otherwise stated, all results are in U.S. dollars)

●	Net Sales increased 62% to $18.7 million from $11.6 million in Q2 2020.
●	Gross Profit increased 56% to $8.6 million from $5.5 million in Q2 2020.
●	Gross Margin of 46% compared to 48% in Q2 2020.
●	Adjusted EBITDA increased 100% to $2.2 million from $1.1 million in Q2 2020.
●	Adjusted EBITDA Margin was 12% compared to 9% in Q2 2020.
●	Cash balance of $134.3 million at quarter-end to support future growth initiatives.

Management Commentary

“We have continued to build on the substantial forward momentum we developed coming out of our qualifying transaction by executing on our expansion strategies and scaling our operations,” said Kyle Kazan, Glass House Chairman, and CEO. “While our results are strong and show consistent growth for both the top and bottom lines, we did face a few challenges at our Padaro farm coupled with a softer California wholesale flower market that have negatively impacted some of our yields and our COGS. “With our strong balance sheet, a team of proven operators, and significant growth projects ahead of us, we remain confident that we are exceptionally well-positioned to take on the significant opportunities ahead of us in the world's largest cannabis market. We are on track to close the acquisition of our 5.5 million square foot cultivation facility later this month and are looking forward to accelerating the rollout of our retail network upon closing a number of these transactions under the merger and exchange agreement later this year.”

Mr. Kazan concluded, “We have built a solid foundation and our business is uniquely prepared to lead our industry by providing sustainably grown, craft cannabis to meet the growing national demand for innovative, high-quality products.”

Derrek Higgins, Chief Financial Officer, added, “Our second-quarter results reflect the topline revenue growth and cost efficiencies we can drive through scaling up our cultivation and retail footprint. We are well funded to execute on our expansion plans and we are actively evaluating non-dilutive sources of capital to fuel our future strategic objectives.”

Second Quarter 2021 Operational Highlights

●	Completed de-SPAC transaction with Mercer Park Brand Acquisition Corp., creating the largest cannabis brand-building platform in California
●	Forbidden Flowers, Bella Thorne’s cannabis lifestyle brand which includes a line of thoughtfully curated cannabis products in collaboration with Glass House Group, signed an exclusive distribution partnership with HERBL
●	Commenced installation of state-of-the-art, sustainable DYNAGLAS® roof panel system at Padaro cultivation facility
●	Awarded two additional Santa Barbara retail licenses increasing retail dispensary footprint to six stores

Subsequent Events

●	Appointed Erik W. Thoresen as Chief Business Development Officer
●	Provided an update on the timing of its planned Southern California greenhouse acquisition, now expecting to complete the acquisition of the SoCal Facility in Q3 2021, subject to local regulatory approval
●	Announced OTC symbol change to GLASF and GHBWF
●	Commenced trading on the NEO Exchange under the ticker symbols "GLAS.A.U" and "GLAS.WT.U"

Q2 2021 Financial Summary

	Q2 2021	Q2 2020
Net Revenue	$18,674,277	$11,562,723
YoY increase	62%

Gross profit	8,594,738	5,532,919
% of Net Sales	46%	48%

Operating Expenses:
Sales and Marketing	1,006,747	427,164
General & Administrative Expense	5,886,655	4,608,802
Total operating expenses	9,583,254	6,155,600

Loss from operations	(2,228,770)	(2,288,505)
Net loss	(4,716,721)	(3,654,615)

Adjusted EBITDA[1]	2,175,807	1,072,752

Revenue for the three months ended June 30, 2021, was $18.7 million, representing an increase of $7.1 million or 62% from $11.6 million for the three months ended June 30, 2020 (“Q2 2020”). The increase in revenue was primarily due to an increase in cannabis production from the Company’s second greenhouse cultivation facility, which commenced operations in Q1 2020. The expansion of the cultivation facility was increased from 113,000 square feet during 2020 to over 390,000 square feet by the end of 2020. In Q2 2021 the Company’s wholesale and wholesale CPG revenue increased by $4.3 million or 54% compared to Q2 2020. The Company’s cannabis retail dispensaries also contributed consistent revenue growth, increasing $2.8 million, or 77%, in Q2 2021 compared to Q2 2020.

Cost of goods sold in Q2 2021 was $10.0 million, an increase of $4.0 million, or 67%, compared with $6.0 million in Q2 2020. Q2 2021 gross profit was $8.6 million, representing a gross margin of 46%, compared with a gross profit of $5.5 million, representing a gross margin of 48% in Q2 2020. The decrease in gross margin was driven by increased product, labor, and overhead costs associated with the Company’s cultivation expansion.

Total operating expenses in Q2 2021 were $9.6 million, an increase of $3.4 million, or 56%, compared to total expenses of $6.2 million in Q2 2020. General and administrative expenses Q2 2021 and Q2 2020 were $5.9 million and $4.6 million, respectively, an increase of $1.3 million, or 28%. The increase in general and administrative expenses is primarily attributed to the Company’s initiatives of operational expansion and used to support corporate, cultivation, and retail operations. Professional fees Q2 2021 and Q2 2020 were $1.9 million and $0.5 million, respectively, an increase of $1.4 million, or 288% related to the RTO transaction and other initiatives that occurred during the second quarter of 2021. Sales and marketing expenses in Q2 2021 and Q2 2020 were $1.0 million and $0.4 million, respectively, an increase of $0.6 million, or 136%. The increase in sales and marketing expenses is primarily attributed to the increase in the Company’s efforts related to digital media and marketing research and royalty expenses.

Q2 2021 adjusted EBITDA, a non-GAAP measure that excludes depreciation and amortization, interest expense, income taxes, share-based compensation, (income) loss on equity method investments, (gain) loss on change in fair value of derivative liabilities, acquisition-related professional fees, and loss on disposition of subsidiary was $2.2 million compared to $1.1 million in Q2 2020. The $1.1 million increase in adjusted EBITDA is due to higher gross profit partially offset by higher operating expenses.

Cash and cash equivalents, were $134.3 million as of June 30, 2021, compared to $4.5 million as of June 30, 2020. During the quarter, the Company eliminated $38.3M of debt through the completion of a Preferred Stock offering exchanging both principal and interest accrued to participating investors and issued both Company Preferred Stock and warrants, which triggered the equity conversion of all of the Company’s outstanding Convertible Promissory Notes.

Financial results and analyses are available on the Company’s investor relations website (https://ir.glasshousegroup.com/) and SEDAR (www.sedar.com).

Conference Call

The Company will host a conference call to discuss the results on Tuesday, August 17th, at 8:00 a.m. Eastern Time.

Date:	August 17, 2021

Time:	8:00 a.m.EDT

Webcast:	Click Here

Dial-In Number:	1-(888)-664-6392

Conference ID:	93174702

Replay:	1-(888)-390-0541
Replay Code: 174702 #

Available until 12:00 midnight Eastern Time Tuesday, August 24, 2021

About Glass House

Glass House Brands Inc. is one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., with a decisive focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan and Graham Farrar instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousegroup.com.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. All forward-looking statements, including those herein are qualified by this cautionary statement.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements.

Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking information. For more information on the Company, investors are encouraged to review the Company’s public filings on SEDAR at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Media Contact

MATTIO Communications

glasshouse@mattio.com

Investor Relations Contact:

MATTIO Communications

T: (416) 992-4539

Email: ir@mattio.com